SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

REPLIGEN CORP

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

759916 10 9

(CUSIP Number)

Barry L. Fischer
Thompson Coburn Fagel Haber
55 East Monroe Street
Suite 3700
Chicago, IL 60603
 (312) 346-7500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 16, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are being sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  590418109
1	NAMES OF REPORTING PERSON Individual Retirement Accounts for the benefit of Ronald L. Chez and Ronald L. Chez Individually
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER 2,483,587
BENEFICIALLY OWNED BY EACH	8	SHARED VOTING POWER 0
REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,483,587
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,483,587
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.1%(1)
14	TYPE OF REPORTING PERSON (See Instructions) IN

________________________________

(1)           Based upon 30,812,257 shares of the Issuer’s common stock issued and outstanding as of May 20, 2011, as reported on the Issuer’s Form 10-K for the quarterly period ended March 31, 2011.

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         Pursuant to Rule 13d-2 of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, the undersigned Ronald L. Chez (the "Reporting Person") hereby amends his statement on Schedule 13D dated January 30, 2007 , as amended by Amendment No. 1 to Schedule 13D dated July 13, 2007 and Amendment No. 2 to Schedule 13D dated  October 20, 2008  (collectively, the “Schedule 13D”).  This Statement constitutes Amendment No. 3 to the Schedule 13D.  Unless otherwise indicated herein, there are no material changes to the information set forth in the Schedule 13D.

Item 4.  Purpose of Transaction is hereby amended by adding thereto the following:

In light of his examination of the Issuer and its assets, operations, future prospects and prevailing circumstances, as well as his estimates of the Issuer’s intrinsic value compared to its market capitalization, the Reporting Person has had, from time to time, informal conversations with members of the Board of Directors of the Issuer with respect to their attempts to enhance shareholder value.  The Reporting Person intends to initiate and hold further discussions with management of the Issuer, its Board of Directors and other shareholders of the Issuer regarding operational or other alternatives the Issuer may take in order to enhance shareholder value.  It is possible that at a future date the Reporting Person might decide to seek a more active role in management and/or to sell shares of the Stock or to acquire additional shares of the Stock through open market or privately negotiated transactions. Any such future decisions will be made by the Reporting Person in light of the then current financial conditions and prospects of the Issuer, the market value of the Stock, the financial condition of the Reporting Person and other relevant factors. Except as noted above, the Reporting Person has not formulated any plans or proposals which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer's business or corporate structure;

(g)	Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)
Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

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(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

However, the Reporting Person may at some future date propose any of the foregoing changes or actions which he hereafter considers desirable in light of his examination of the Issuer and its assets and operations, future prospects and of the circumstances prevailing at the time, and the results of the discussions described above.

Item 5.  Interest in Securities of the Issuer is hereby amended and restated in its entirety as follows:

(a)
The aggregate number of shares of the Stock owned beneficially by the Reporting Person is 2,483,587 (the "Shares") constituting approximately 8.1% of the outstanding shares of the Stock.   The percentages in this Item  5(a) are based upon 30,812,257 shares of the Issuer’s common stock issued and outstanding as of May 20, 2011, as reported on the Issuer’s Form 10-K for the quarterly period ended March 31, 2011.

(b)	The Reporting Person has the sole power (and no shared power) to vote or dispose of or direct the disposition of Shares owned by such Reporting Person.

(c)
Except as described immediately below (and as set forth in Exhibit A hereto), the Reporting Person has not effected any transaction in shares of the Stock during the 60 days prior to the filing of this Schedule 13D. During the 60 days prior to the filing of this Schedule 13D, the Reporting Person purchased shares of Stock (through open market transactions) as follows:

DATE	QUANTITY	PRICE PER SHARE
5/19/2011	1,400	$3.75
5/20/2011	5,100	$3.80
5/20/2011	4,300	$3.75
5/31/2011	4,000	$3.80
6/1/2011	6,300	$3.86
6/1/2011	11,000	$3.89
6/2/2011	4,000	$3.72
6/3/2011	300	$3.79
6/7/2011	1,000	$3.67
6/9/2011	2,300	$3.65
6/10/2011	4,000	$3.65
6/13/2011	3,000	$3.57
6/14/2011	4,000	$3.50

(d)	Not applicable.

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(e)	Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of June 20, 2011

/s/	Barry L. Fischer
Barry L. Fischer, attorney-in-fact for Ronald L. Chez

5357149.4

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